
02020482

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

For the 'Announces Dividend' Press Release dated February 27, 2002

CANADIAN NATURAL RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Canada	1-8795	Not applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2500, 855 – 2nd Street S.W., Calgary, Alberta, Canada — T2P 4J8
(Address of principal executive offices) — (Zip Code)

Registrant's telephone number, including area code: (403) 517-6700

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN NATURAL RESOURCES LIMITED
(Registrant)

Date: March 6, 2002

By: 
B. E. McGRATH
Assistant Corporate Secretary


CANADIAN
NATURAL
RESOURCES
LIMITED

Press Release

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES DIVIDEND
CALGARY, ALBERTA – February 27, 2002 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of Cdn $0.125 (twelve and one half cents) per share. The dividend will be payable April 1, 2002, to shareholders of record at the close of business on March 15, 2002.

For further information, please contact:

ALLAN P. MARKIN	**JOHN G. LANGILLE**	**STEVE W. LAUT**
Chairman	President	Executive Vice-President, Operations

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8
Telephone: (403) 517-6700 **Facsimile:** (403) 517-7350
Email: investor.relations@cnrl.com **Website:** www.cnrl.com

Trading Symbols
Toronto Stock Exchange – **CNQ** New York Stock Exchange – **CED**